                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


                 For the month of November, 2001

                         Frontline Ltd.
         (Translation of registrant's name into English)

    Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road,
                     Hamilton HM 08, Bermuda
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F      X         Form 40-F
                                                 --------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                      No        X
                  -------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated November 12, 2001.

Attached as Exhibit 2 is a copy of an announcement of the Company, dated November 12, 2001.














































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                            Exhibit 1
FRONTLINE LTD.

INTERIM REPORT JULY - SEPTEMBER 2001

THIRD QUARTER AND NINE MONTH RESULTS
Frontline reports earnings before interest, tax, depreciation, and amortisation including earnings from associated companies (EBITDA) of $107.4 million and net income of $39.3 million for the third quarter of 2001. These results include a gain on sale of assets of $18.8 million arising from the sale of the Suezmax tanker Front Archer in July 2001. Basic earnings per share for the quarter were $0.51 compared to $1.23 in the same period in 2000 and cashflow per share for the quarter was $0.92 (2000 - $1.51). The results for the third quarter of 2001 compare with EBITDA and net income of $141.3 million and $97.0 million respectively in the third quarter of 2000, a period when rates in the tanker market were at significantly higher levels.

The average daily time charter equivalents ("TCEs") earned by VLCCs, Suezmax tankers, and Suezmax OBO carriers were $30,800, $23,100 and $23,000, respectively, down from $51,400, $36,500 and
$33,400, respectively in the immediately preceding quarter. Operating costs for the third quarter of 2001 include a charge of approximately $1.3 million for supplementary calls for P&I insurance and a charge of approximately $2.1 million in connection with the drydocking of four vessels in the quarter. With the exception of these items, total operating costs have been maintained across the fleet at budgeted levels. In the third quarter of 2001, the Company has changed its accounting policy for drydockings. Prior to the third quarter of 2001, provisions for future drydockings have been accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company will recognise the cost of a drydocking at the time the drydocking takes place, that is it will apply the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognising drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the consolidated statements of operations for the nine months ended September 30, 2001 and resulted in a credit to income of $32.3 million in the first quarter of 2001. The cumulative effect of this change as of January 1, 2001 on the Company's consolidated balance sheet was to reduce total liabilities by $32.3 million. The Company's income statements and balance sheets have also been restated for the first and second quarters of 2001 as a consequence of this change in accounting policy.




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Net interest expense for the quarter was $19.7 million (2000 -
$22.0 million). This compares with $19.4 million the second quarter of 2001. Other financial items for the quarter were $7.5 million of which $7.2 million is attributable to the market value adjustment on interest rate swaps. The strengthening of the Yen against the US Dollar in the third quarter of 2001 has resulted in the Company recording an unrealised foreign currency exchange loss of $9.6 million primarily relating to the revaluation of Yen debt in certain Golden Ocean subsidiaries. For the 2001 year to date there is an unrealised foreign currency gain of $9.3 million. There is a similar foreign currency impact on the share of results from associated companies due to the revaluation of Yen debt within certain of these companies.

On 12 November 2001 the Board has declared a dividend of $0.10 per share for third quarter. The record date for the dividend is 22 November 2001, and ex dividend date is 20 November 2001. The dividend is to be paid on or about 5 December 2001.

For the first nine months of 2001, the Company had EBITDA of $459.3 million (2000 - $260.1 million) and earned net income of $339.0 million (2000 - $132.7 million). This net income in 2001 includes $32.3 million relating to the cumulative effect of the change in the accounting policy for drydockings as discussed above.

Net interest expense for the nine month period was $60.8 million (2000 - $64.3 million). This decrease reflects the benefit of lower interest rates on debt and increased interest income arising from higher average cash balances. Other financial items for the nine months ended September 30, 2001 were $11.6 million which is attributable to the market value adjustment on interest rate swaps. The foreign exchange gain for the nine month period was $9.3 million, reduced from $19.0 million at June 30, 2001 principally due to the strengthening of the yen against the US Dollar. Earnings per share for the 2001 year to date are $4.41 (2000 - $1.86) and cashflow per share was $5.57 (2000 - $2.74).

THE MARKET
At the start of the third quarter of 2001, charter rates improved from the very low rates experienced towards the end of the second quarter. VLCC rates showed great volatility and varied between below $20,000 per day in August and $50,000 per day in the second half of September. Suezmax rates peaked in July and declined thereafter. After the end of the quarter the market has weakened considerably and both VLCCs and Suezmaxes are currently being fixed at low levels.

The rate decline is explained by a general slowdown in the world economy and a decrease in OPEC Middle East production as a consequence of several OPEC quota reductions. The balance between


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

supply and demand is not as bad though as current rate levels seem to indicate but general pessimism has contributed to depressing the market.

As a consequence of market development scrapping and conversion of older tonnage has accelerated and so far this year 28 VLCCs/ULCCs and 18 Suezmaxes have been scrapped or converted compared to 23 and 14 respectively delivered. Newbuilding contracting has more or less come to a halt. The order book, though, still stands at 89 VLCCs and 67 Suezmaxes for delivery from now until first half of 2004.

CORPORATE AND OTHER MATTERS
Frontline's wholly-owned subsidiary, Golden Ocean, agreed in May 2001 to a settlement with certain parties in order to acquire five VLCCs over which Golden Ocean had purchase options. Three of these vessels were delivered to the Company in the second quarter of 2001 and the fourth was delivered in mid July. One of these VLCCs is on time charter to Arcadia until mid 2002 at a TCE of approximately $40,000 per day and one is trading under a market related bareboat charter to Shell. The other two vessels have been employed in the Tankers International Pool.

In the third quarter of 2001, the Company took delivery of three new double-hulled VLCCs from Bergesen D.Y. ASA in a joint venture together with Overseas Shipholding Group, Inc. and Euronav Luxembourg S.A. These vessels are employed in the Tankers International Pool. The joint venture with OSG and Euronav has also acquired two newbuilding contracts for double-hulled VLCCs from Bergesen, with delivery scheduled for February and July 2002.

In August 2001, the Company took delivery of a newbuilding Suezmax, Front Melody and in early October took delivery of her sister ship, Front Symphony. These vessels acquired by the Company, together with the three vessels acquired through the joint venture with Euronav and OSG, have been financed by traditional bank financing.

In July 2001, the Company sold the Suezmax tanker, Front Archer and the 1974-built VLCC Mosocean that was purchased as a result of the acquisition of Mosvold Shipping Limited in the second quarter of 2001.

During the third quarter of 2001 the Company issued a total of 15,000 shares in connection with the exercise of employee share options and bought back and cancelled a total of 520,000 of its own shares. In September 2001, the Company announced that it has established a Stock Indexed Total Return Swap Programme (or Equity Swap Line) with The Bank of Nova Scotia Group ("Scotia"). The Programme secures that Scotia may acquire up to 3,500,000


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Frontline shares over the next 12 months. Since the shares are owned by Scotia the shares will not be subject to immediate cancellation, which has been the case for regular buy backs carried out by the Company. At September 30, 2001, the Company has acquired a total amount of 3,927,145 of its shares and 301,400 shares had been acquired by Scotia within the current Board authorization to buy back up to 7,500,000 shares. At September 30, 2001, 76,407,566 shares were outstanding and the weighted average number of shares outstanding for the quarter was 76,489,577 (as at September 30, 2000, 78,537,524 and for the
quarter then ended - 78,804,371).

OUTLOOK
The downturn in the global economy this year will be negative for oil consumption resulting in slow or marginal growth. In addition, Middle East OPEC's market share may decline. This will negatively affect the tanker market. We expect that this will result in increased scrapping of old tonnage, which may balance or exceed expected newbuilding deliveries. Scrapping alone, however, will not be sufficient to create an improved rate environment but will create room for higher rates as demand picks up. Generally global oil stocks are tight so there is little risk of stock draw reducing tanker demand further. The recent weakening of the oil price should over time stimulate demand for oil relative to other energy sources. This is likely to make a positive contribution to the freight market. Part of this effect was experienced after the fall in oil price in 1997-98.

The Board expects that tanker rates will be lower than what we have been used to until oil demand growth starts to increase, but expects periods of good rates due to seasonal demand swings in the winter. The lower freight rates have resulted in decreasing second-hand values. The Board sees opportunities for acquisitions or corporate transaction in a changing market. It is, however, a concern for the Board that the Frontline share price currently is trading at 44 per cent of book value. This limits the opportunity for expansion but makes an extension of the current buyback program very interesting. The current cash position of US$ 117 million gives the company good financial flexibility. The Board is currently considering actions, which will boost the cash position further. Frontline has today a profit and loss breakeven rate of US$ 21,400 for VLCCs and US$ 15,700 for Suezmaxes. Based on the current age composition of the fleet the Board is confident that the rates in the coming periods will exceed these levels even in a negative economic development scenario.

FORWARD LOOKING STATEMENTS
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although


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

Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 12, 2001
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact: Tor Olav Troim: Director and Vice-President, Frontline
         Ltd
         +47 23 11 40 00

         Ola Lorentzon, Managing Director, Frontline Management
         AS
         +47 23 11 40 00

         Tom E. Jebsen: Chief Financial Officer, Frontline
         Management AS
         +47 23 11 40 00

         Kate Blankenship: Chief Accounting Officer, Frontline
         Ltd
         + 1 441 295-6935








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

         FRONTLINE GROUP UNAUDITED THIRD QUARTER REPORT

  2000        2001     INCOME STATEMENT           2001      2000       2000
 Jul-Sep     Jul-Sep   (in thousands of $)       Jan-Sep   Jan-Sep    Jan-Dec
                                                                     (audited)

  174,156    132,406   Net operating revenues     537,752   352,252    599,944
        -     18,822   Gain (loss) from sale of
                       assets                      34,839       463      1,160
   23,025     32,240   Ship operating expenses     89,611    63,042     88,455
    8,385     10,460   Charterhire expenses        31,516    25,019     34,351
    3,275      1,767   Administrative expenses      8,126     8,483      9,326
  139,471    106,761   Operating income before
                       depreciation and
                       amortisation               443,338   256,171    468,972
   22,343     31,118   Depreciation and
                       amortisation                89,264    63,073     92,880
  117,128     75,643   Operating income after
                       depreciation and
                       amortisation               354,074   193,098    376,092
    2,223      2,234   Interest income             10,115     3,724      6,858
 (24,181)   (21,942)   Interest expense          (70,881)  (68,016)   (96,174)
    1,868        684   Share of results from
                       associated companies        15,953     3,935     12,817
      253    (7,455)   Other financial items     (11,618)        72        248
    (308)    (9,638)   Foreign currency exchange
                       gain (loss)                  9,328     (149)     14,563
   96,983     39,526   Income before taxes and
                       minority interest          306,971   132,664    313,908
        -       (31)   Minority interest               14         -          -
        -        271   Taxes                          256         -         41
        -          -   Cumulative effect of
                       change in accounting
                       principle                   32,339         -          -
   96,983     39,286   Net income                 339,040   132,664    313,867

                       Earnings Per Share
                       Amounts ($)
    $1.23      $0.51   EPS before cumulative
                       effect of change in
                       accounting principle         $3.99     $1.86      $4.28
        -          -   Cumulative effect of
                       change in accounting
                       principle                    $0.42         -          -
    $1.23      $0.51   EPS                          $4.41     $1.86      $4.28


                       Income on timecharter
                       basis
                        ($ per day per ship)*
   52,000     30,800   VLCC                        47,600    37,700     46,300


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   41,100     23,100   Suezmax                     34,100    30,200     35,500
   41,200     23,000   Suezmax OBO                 31,900    29,000     33,300

                       * Basis = Calendar days
                       minus off-hire. Figures
                       after deduction of broker
                       commission














































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

BALANCE SHEET                                        2001      2000       2000
(in thousands of $)                                Sep 30    Sep 30     Dec 31
(audited)

ASSETS
Short term
Cash and cash equivalents                         117,351   136,807    116,094
Marketable securities                                 323    23,888      3,713
Other current assets                               96,556   113,704    172,842
Long term
Newbuildings and vessel purchase options          100,968         -     36,326
Vessel and equipment, net                       2,502,755 1,778,857  2,363,308
Investment in associated companies                 98,565     8,651     27,361
Goodwill                                           14,224    11,782     14,385
Deferred charges and other long-term assets        16,867    18,366     46,959
Total assets                                    2,947,609 2,092,055  2,780,988

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                  223,930   140,614    212,767
Other current liabilities                          70,488    52,728     77,624
Long term
Long term interest bearing debt                 1,331,107 1,023,271  1,331,372
Other long term liabilities                       103,994    18,449    123,665
Minority interest                                   6,070     4,372      6,070
Stockholders' equity                            1,212,020   852,621  1,029,490
Total liabilities and stockholders' equity      2,947,609 2,092,055  2,780,988

UNAUDITED THIRD QUARTER SUPPLEMENTARY INFORMATION

SELECTED FINANCIAL DATA
(in thousands of $)                                        Frontline   Golden
                                                            Jan-Sep     Ocean
                                                             2001      Jan-Sep
                                                                        2001

Net operating revenues                                      473,502     64,154
Operating income before depreciation and amortisation       395,983     53,260
Depreciation and amortisation                                74,300     16,036
Operating income after depreciation and amortisation        321,683     37,224
Interest income                                              11,582      1,770
Interest expense                                           (58,517)   (15,603)
Share of results from associated companies                    7,549      8,405
Other financial items                                      (11,618)          -
Foreign currency exchange gain (loss)                         (846)     10,174
Net income before taxes, minority interest and
   cumulative effect of change in accounting principle      269,833     41,970

Total current assets                                        201,841     12,209
Vessels and equipment
 (including newbuildings,


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options and vessels under capital lease)                  2,157,201    452,608
Total assets                                              2,487,320    524,460
Total current liabilities                                   254,087     40,330
Total long-term liabilities                               1,071,450    408,251
Stockholders' equity                                      1,161,782     75,877

Total liabilities and stockholders' equity                2,487,320    524,460














































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                            Exhibit 2

Presentation of third quarter 2001 results

On Wednesday 14 November 2001, Frontline will present the results for third quarter 2001 as follows:

1.   Presentation

A presentation will take place in Oslo at Stranden 21 (DnB building) in the Auditorium at second floor at 08:30 A.M. If you wish to attend please confirm to:
Mrs Bente Thommessen or Mrs Elisabeth Roer at +47 23 11 40 00.

2.   Teleconference and webcast

A conference call will be held at 04:00 P.M. CET (Norwegian time).
Wednesday morning, the presentation will be available for download at http://www.frontline.bm - click "Investor Relations"
- "Presentations" - "Presentation of 3rd Quarter 2001".

To listen you may do one of the following:

A.   Webcast
Go to "Investor relations" and click on the link "Conference Call
Q3".
To listen to the conference call from the web, you need to have installed Windows Media Player or Real Player, and you need to have a sound card on your computer.

B.   Teleconference
Call at +47-23 00 04 00, or free of charge from Norway at 80080119, tell the operator you wish to participate in the Frontline conference call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the call.

If you are not able to participate at the time of the call, you can listen to a replay of the conference call directly from www.frontline.bm (investor relations) or a playback:

dial +47-22331113
account no: 1114 followed by # (pound-sign) press 1 conference no: 114 followed by # (pound-sign) press 1 to play

Kind regards
Inger M. Klemp



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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Frontline Ltd.
                                   -----------------------------
                                           (Registrant)


Date November 13, 2001       By        /s/ Kate Blankenship
     -----------------             -----------------------------
                                         Kate Blankenship
                                             Secretary



































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02089009.AH0